Ropes & Gray LLP

One Embarcadero Center, Suite 2200

San Francisco, CA 94111

April 29, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ms. Michelle Roberts

Re:	RS Small Cap Growth Equity VIP Series, a series of RS Variable Products Trust (File Nos. 333-135544 and 811-21922)

Dear Ms. Roberts:

This letter responds to a request provided orally by you to the undersigned on April 21, 2009 relating to the need to make a number of changes to the disclosures of RS Variable Products Trust (the “Registrant”) relating to its RS Small Cap Growth Equity VIP Series (the “Series”).1 The changes were the result of an unanticipated, quite recent departure of certain portfolio managers from RS Investments’ Core equity portfolio management team, and the replacement of those portfolio managers by members of the firm’s Growth team.

On Wednesday, April 16, 2009, Matthew Ziehl ceased serving as the portfolio manager for the Series and Stephen Bishop, Melissa Chadwick-Dunn, Allison Thacker, and Scott Tracy began serving as the portfolio management team for the Series. The new portfolio management team is part of the Growth team at RS Investments, the investment adviser to the Series. On Thursday, April 17, 2009, the Board of Trustees of the Registrant approved by written consent a change in the Series’ name from “RS Small Cap Core Equity VIP Series” to “RS Small Cap Growth Equity VIP Series” and changes to the Series’ Principal Investment Strategies, Principal Investments, and Principal Risks. On Monday, April 20, 2009, I sent you a copy of the Series’ revised Principal Investment Strategies, Principal Investments, and Principal Risks marked to show the aforementioned changes.

Should you have any questions, please do not hesitate to call me at (415) 315-6302. Thank you for your assistance.

[1]	The name of RS Small Cap Growth Equity VIP Series was changed from “RS Small Cap Core Equity VIP Series” effective April 17, 2009. This letter refers to the Series by its new name.

Very truly yours,

/s/ Matthew Gaarder-Wang

Matthew Gaarder-Wang

cc:	Benjamin L. Douglas, RS Variable Products Trust

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP